SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of November 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: November 15  2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

  ANNOUNCEMENT

OTE ANNOUNCES THE RESULTS OF ITS EUR 1.5 BILLION BOND ISSUE

Αthens, November 15, 2006– Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 100% owned subsidiary, OTE plc, has successfully completed the bookbuilding process for its proposed issues of a 9.5 year Fixed Rate Note of Euro 900 million and a 3 year Floating Rate Note in the amount of Euro 600 million, and that both tranches were priced yesterday. The Fixed Rate Note was priced at 99.20% and will pay an annual coupon of 4.625%, while the Floating Rate Note will pay interest quarterly based on Euribor plus a spread of 28 bps.

The proceeds from the issues of the bonds are expected to be used for the refinancing of the Euro 1.5 billion bridge facility of Cosmote SA, which was signed in August 2006 for the acquisition of Germanos SA and for general corporate purposes.

Both tranches of the bonds will be issued by OTE plc and will be fully and unconditionally guaranteed by Hellenic Telecommunications Organization S.A. under its Euro 5 billion Global Medium Term Note Programme. An application has been made for the bonds in each tranche to be listed on the Luxembourg Stock Exchange. Settlement is expected to occur on or about November 21, 2006.

Citigroup, Dresdner Kleinwort, JP Morgan and NBGI acted as joint bookrunners.

This document and the information contained herein shall not be distributed in the United States, Canada, Australia or Japan.

This document is not an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.  The company does not intend to register any offering or conduct any public offering in the United States and no offering of the securities described herein will be made by the company or any other person in the United States.

The information contained herein may be distributed in the United Kingdom only to persons in a business which involves the dissemination through publication of information concerning controlled activities.

The distribution of this document and the offering of the securities referred to herein are also subject to restrictions in other jurisdictions.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 29, 2006. OTE assumes no obligation to update information in this release.

Date: November 15, 2006

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer